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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under The Securities Exchange Act of 1934

(Amendment No.     )*

CDW Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12512N105

(CUSIP Number)

Mark B. Tresnowski

Madison Dearborn Partners, LLC

Three First National Plaza, Suite 3800

Chicago, Illinois 60602

(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

James S. Rowe

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

May 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 12512N105	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

VH MergerSub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

None
8 SHARED VOTING POWER

17,648,062 shares of Common Stock
9 SOLE DISPOSITIVE POWER

None
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,648,062 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4% of Common Stock (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 12512N105	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

VH Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

None
8 SHARED VOTING POWER

17,648,062 shares of Common Stock
9 SOLE DISPOSITIVE POWER

None
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,648,062 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4% of Common Stock (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 12512N105	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Madison Dearborn Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

None
8 SHARED VOTING POWER

17,648,062 shares of Common Stock
9 SOLE DISPOSITIVE POWER

None
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,648,062 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4% of Common Stock (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of CDW Corporation, an Illinois corporation (“CDW”). The principal executive offices of CDW are located at 200 N. Milwaukee Avenue, Vernon Hills, Illinois 60061.

Item 2.	Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	VH MergerSub, Inc. (“MergerSub”), an entity organized under the laws of the state of Illinois, by virtue of the fact that it may be deemed beneficial owner of 17,648,062 shares of Common Stock of CDW that are subject to the Support Agreement as described below;

(ii)	VH Holdings, Inc. (“Holdings”), an entity organized under the laws of the state of Delaware, by virtue of its being the sole shareholder of MergerSub; and

(iii)	Madison Dearborn Partners, LLC (“Madison Dearborn Partners”), a Delaware limited liability company, at whose direction each of the above-referenced entities has been formed,

all of whom are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of MergerSub, Holdings and Madison Dearborn Partners is set forth on Schedule A attached hereto, which is incorporated herein by reference.

The address of the principal business office of each of MergerSub, Holdings and Madison Dearborn Partners is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

Each of Holdings and MergerSub was formed in May of 2007 by affiliates of Madison Dearborn Partners to acquire CDW pursuant to that certain Agreement and Plan of Merger among CDW, MergerSub and Holdings, dated as of May 29, 2007 (the “Merger Agreement”). The Merger Agreement provides, among other things, that MergerSub will merge with and into CDW, as a result of which CDW will become a wholly-owned subsidiary of Holdings. Holdings is the sole shareholder of MergerSub, which was formed for the purpose of effecting the Merger (as defined in the Merger Agreement). CDW is a provider of multi-branded information technology products and services. Madison Dearborn Partners is primarily engaged in serving as the general partner for private equity funds engaged primarily in the business of investing and managing private equity investments.

Page 5 of 11 Pages

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, directors or managing directors (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, directors or managing directors (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, MergerSub, Holdings and each of Michael P. Krasny Revocable Trust U/A/D July 1, 1993, Circle of Service Foundation, Inc., MPK-DT 2005 GRAT I, MPK-DT 2006 GRAT II, MPK DT 2006 GRAT III, MPK 2006 GRAT I, MPK 2006 GRAT II, MPK-DT 2006 GRAT I (collectively, the “Stockholders”) entered into a Support Agreement (the “Support Agreement”), dated May 29, 2007, as an inducement for MergerSub and Holdings to enter into the Merger Agreement. An aggregate of 17,648,062 shares of Common Stock and options to purchase an additional 35,080 shares of Common Stock are subject to the terms of the Support Agreement. Each Stockholder’s obligations under the Support Agreement are individual obligations and are not joint or several obligations of the Stockholders.

The transactions contemplated by the Support Agreement are not expected to require the material expenditure of any funds.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

Pursuant to the Support Agreement, each Stockholder has agreed, among other things, to vote, or provide a consent with respect to, such Stockholder’s shares of Common Stock that are subject to the Support Agreement (the “Subject Shares”) at any meeting of holders of Common Stock of CDW or in connection with any other circumstances upon which a vote or other approval is sought: (i) in favor of the adoption of the Merger Agreement and in favor of the transactions contemplated by the Merger Agreement and any actions required in furtherance thereof; (ii) against any other merger, consolidation, combination, sale of substantial assets, sale of capital stock, sale of debt securities, reorganization, recapitalization, tender offer, dissolution, liquidation or winding up of or by CDW or any of its subsidiaries or any Takeover Proposal (as defined in the Merger Agreement) with respect to CDW (other than the transactions contemplated by the Merger Agreement); (iii) against any amendment of CDW’s bylaws or certificate of incorporation or other action or agreement that would materially impede, frustrate, hinder or delay the approval of the Merger Agreement or any of the transactions contemplated therein; and (iv) against any other action, plan agreement or proposal that could reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation of CDW under the Merger Agreement. Pursuant to the Support Agreement, each Stockholder is obligated to vote (or cause to be voted) in person or by proxy such Stockholder’s Subject Shares at any meeting of the stockholders of CDW on the matters and in the manner described in the immediately preceding sentence.

Page 6 of 11 Pages

In addition, subject to certain limited exceptions, each Stockholder has agreed under the Support Agreement not to (i) sell, transfer, pledge or otherwise encumber, assign or otherwise dispose of any of such Stockholder’s Subject Shares or any option or other right to acquire any shares of capital stock of CDW (an “Option”), (ii) enter into any contract, agreement, option or other arrangement or understanding with respect to the direct or indirect sale, short sale, transfer, pledge, assignment or other disposition of such Stockholder’s Subject Shares or Options, (iii) grant any proxy, power-of-attorney, option or other authorization in or with respect to such Stockholder’s Subject Shares or Options, (iv) deposit such Stockholder’s Subject Shares or Options into a voting trust or enter into other arrangements or agreements with respect to the voting of such Stockholder’s Subject Shares or Options or (v) exercise any rights of dissent or appraisal in connection with the transactions contemplated by the Merger Agreement.

The purpose of entering into the Support Agreement was to induce MergerSub and Holdings to enter into the Merger Agreement and to facilitate the approval of the transactions contemplated thereby.

Pursuant to the Merger Agreement, MergerSub will be merged with and into CDW, as a result of which CDW will become a wholly owned subsidiary of Holdings, and each issued and outstanding share of capital stock of MergerSub shall be converted into and become a share of capital stock of CDW. The Reporting Persons intend, and the Merger Agreement provides, that the parties to the Merger Agreement will take all actions necessary so that the directors of MergerSub immediately prior to the Effective Time (as defined in the Merger Agreement) shall become the directors of CDW immediately after the Effective Time. Pursuant to the Merger Agreement, the articles of incorporation of CDW shall be amended and restated in their entirety. Holdings intends to cause CDW to terminate the registration of its shares of Common Stock under the Exchange Act upon completion of the Merger.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any present plans or intentions which result in or relate to any of the actions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Support Agreement, the terms of each of which are incorporated herein by reference to Exhibits B and C hereto.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)	Prior to May 29, 2007, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon the execution of the Support Agreement, MergerSub and Holdings may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Subject Shares under the Support Agreement. Pursuant to the Support Agreement, MergerSub and Holdings may be deemed to have the shared power to vote the Subject Shares under the Support Agreement with respect to the matters set forth in the Support Agreement. None of MergerSub or Holdings has either sole or shared dispositive power over the Subject Shares pursuant to the terms of the Support Agreement. As of

Page 7 of 11 Pages

May 29, 2007, the aggregate number of Subject Shares under the Support Agreement totaled 17,648,062 and constituted approximately 22.4% of the issued and outstanding Common Stock. There are Options to acquire 35,080 shares of Common Stock that are only issuable upon the exercise of outstanding Options held by the Stockholders, which upon the exercise of such options will be subject to the Support Agreement and deemed to be additional Subject Shares.

Holdings, as the sole shareholder of MergerSub, may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Support Agreement and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Support Agreement.

Madison Dearborn Partners, by virtue of its role in directing the formation of each of the above-referenced Reporting Persons, may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the terms of the Support Agreement and to have the shared power to vote the Subject Shares with respect to the matters set forth in the Support Agreement.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D by MergerSub, Holdings and Madison Dearborn Partners shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Subject Shares.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 78,748,711 shares of Common Stock outstanding on March 31, 2007 as disclosed in CDW’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which was filed with the Commission on May 10, 2007.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of CDW effected by the Reporting Persons in the last 60 days.

(d)	To the knowledge of the Reporting Persons, only the Stockholders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of CDW, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 8 of 11 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement, dated June 8, 2007, by and among Madison Dearborn Partners, Holdings and MergerSub.

Exhibit B—Agreement and Plan of Merger, dated as of May 29, 2007, among Holdings, MergerSub and CDW (incorporated by reference to Exhibit 2.1 to CDW’s Current Report on Form 8-K filed with the Commission on May 31, 2007).

Exhibit C— Support Agreement, dated as of May 29, 2007, by and among Stockholders, Holdings and MergerSub.

Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2007

VH MERGERSUB, INC.

By:	/s/ Benjamin D. Chereskin
Name:	Benjamin D. Chereskin
Its:	President and Assistant Secretary

VH HOLDINGS, INC.

By:	/s/ Benjamin D. Chereskin
Name:	Benjamin D. Chereskin
Its:	President and Assistant Secretary

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director and General Counsel

Page 10 of 11 Pages

SCHEDULE A

Directors and Executive Officers of MergerSub: MergerSub is governed by a Board of Directors consisting of two Directors. The two Directors are Benjamin D. Chereskin and George A. Peinado. Mr. Chereskin is a Managing Director and Mr. Peinado is a Director, respectively, of Madison Dearborn Partners. In addition, Mr. Chereskin is the President and Assistant Secretary and Mr. Peinado is the Vice President and Secretary, respectively, of MergerSub. The principal business address of Benjamin D. Chereskin and George A. Peinado, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (312) 895-1000.

Directors and Executive Officers of Holdings: Holdings is the sole shareholder of MergerSub and is governed by a Board of Directors consisting of two Directors. The two Directors are Benjamin D. Chereskin and George A. Peinado. Mr. Chereskin is a Managing Director and Mr. Peinado is a Director, respectively, of Madison Dearborn Partners. In addition, Mr. Chereskin is the President and Assistant Secretary and Mr. Peinado is the Vice President and Secretary, respectively, of Holdings. The principal business address of Benjamin D. Chereskin and George A. Peinado, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (312) 895-1000.

Directors and Executive Officers of Madison Dearborn Partners: Madison Dearborn Partners is responsible for forming the other Reporting Persons described herein. John A. Canning, Jr. is the Chairman and Chief Executive Officer of Madison Dearborn Partners, and each of Paul J. Finnegan and Samuel M. Mencoff is Co-President of Madison Dearborn Partners. The following individuals are Managing Directors of Madison Dearborn Partners: Brian L. Newman, David F. Mosher, James N. Perry Jr., Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Timothy M. Hurd, Robin P. Selati, Thomas S. Souleles and Mark B. Tresnowski. Mr. Tresnowski is also General Counsel of Madison Dearborn Partners. In addition, Michael J. Wilson is the Vice President and Chief Financial Officer of Madison Dearborn Partners. The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, Illinois 60602, telephone (312) 895-1000. Each Managing Director and executive officer of Madison Dearborn Partners is a United States citizen.

Page 11 of 11 Pages